Exhibit 99.1

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Three and Six Months Ended October 31, 2010

(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Bridgeport Ventures Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the April 30, 2010 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Hugh Snyder	/s/ Carmelo Marrelli
Chairman	Chief Financial Officer

Toronto, Canada
December 14, 2010

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited interim consolidated financial statements as at and for the three and six months ended October 31, 2009 have not been reviewed by the Company's auditors.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited)

	October 31,	April 30,
	2010	2010

Assets

Current assets
Cash and cash equivalents	$8,962,960	$11,137,382
Amounts receivable and prepaids	248,190	130,342
Short term investment (Note 5(a))	80,000	-
	9,291,150	11,267,724
Interest in exploration properties and deferred exploration expenditures (Note 5)	4,142,934	3,840,460
Equipment (Note 6)	26,193	26,007
	$13,460,277	$15,134,191

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$122,047	$325,079

Future income tax liability	397,900	424,189
	519,947	749,268
Shareholders' Equity

Capital stock (Note 7)	11,803,137	11,798,967
Warrants (Note 9)	3,679,030	3,679,500
Contributed surplus	1,667,948	1,017,759
Deficit	(4,209,785)	(2,111,303)
	12,940,330	14,384,923
	$13,460,277	$15,134,191
Contingencies (Notes 5 and 13)
Subsequent events (Note 14)

Approved on behalf of the board:

signed " Hugh Snyder "	signed "John McBride"
Director	Director

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	October 31,		October 31,
	2010	2009	2010	2009

Expenses
Stock-based compensation (Note 8)	$413,314	$56,000	$650,189	$56,000
Professional fees (Note 10)	158,884	4,000	385,103	8,000
Reporting issuer costs	29,971	26,707	51,816	26,707
Management fees (Note 10)	30,750	17,000	63,100	20,000
Business development	79,894	-	153,576	-
General and administrative	163,792	165	266,178	226
Foreign exchange gain	(16,479)	-	(22,806)	-
Amortization	1,767	-	3,492	-
Loss before the under-noted	861,893	103,872	1,550,648	110,933
Write-off of exploration property (Note 5(d))	611,352	-	611,352	-
Interest income	(19,535)	-	(37,229)	-
Net loss before taxes	1,453,710	103,872	2,124,771	110,933
Future income tax (recovery)	(10,100)	-	(26,289)	-
Net loss and comprehensive loss	$1,443,610	$103,872	$2,098,482	$110,933
Net loss per share
- basic and diluted	$(0.05)	$(0.01)	$(0.07)	$(0.01)
Weighted average number of
shares outstanding
- basic and diluted	28,041,965	9,670,425	28,040,423	8,784,973

Interim Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	October 31,		October 31,
	2010	2009	2010	2009

Deficit, beginning of period	$(2,766,175)	$(140,166)	$(2,111,303)	$(133,105)
Net loss	(1,443,610)	(103,872)	(2,098,482)	(110,933)
Deficit, end of period	$(4,209,785)	$(244,038)	$(4,209,785)	$(244,038)

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

	Capital		Contributed
	Stock	Warrants	Surplus	Deficit	Total

Balance, April 30, 2009	$367,100	$-	$-	$(133,105)	$233,995
Issued for exploration property interest	19,500	-	-	-	19,500
Initial public offering, net of costs	634,955	366,812	-	-	1,001,767
Fair value of stock options granted
- Officers and directors	-	-	56,000	-	56,000
Net loss for the period	-	-	-	(110,933)	(110,933)

Balance, October 31, 2009	1,021,555	366,812	56,000	(244,038)	1,200,329
Private placement, net of costs	8,722,037	3,314,563	-	-	12,036,600
Acquisition of Rio Condor Resources S.A.	2,040,000	-	-	-	2,040,000
Exercise of warrants	13,500	-	-	-	13,500
Fair value of warrants exercised	1,875	(1,875)	-	-	-
Stock-based compensation
- Officers and directors	-	-	439,205	-	439,205
- Employee	-	-	20,493	-	20,493
- Consultants	-	-	502,061	-	502,061
Net loss for the period	-	-	-	(1,867,265)	(1,867,265)

Balance, April 30, 2010	11,798,967	3,679,500	1,017,759	(2,111,303)	14,384,923
Exercise of warrants	3,700	-	-	-	3,700
Fair value of warrants exercised	470	(470)	-	-	-
Stock-based compensation (Note 8)
- Officers and directors	-	-	391,127	-	391,127
- Employee	-	-	11,380	-	11,380
- Consultants	-	-	247,682	-	247,682
Net loss for the period	-	-	-	(2,098,482)	(2,098,482)

Balance, October 31, 2010	$11,803,137	$3,679,030	$1,667,948	$(4,209,785)	$12,940,330

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	October 31,		October 31,
	2010	2009	2010	2009

(Used in) provided by:

Operations activities
Net loss for the period	$(1,443,610)	$(103,872)	$(2,098,482)	$(110,933)
Items not affecting cash:
Stock-based compensation (Note 8)	413,314	56,000	650,189	56,000
Amortization	1,767	-	3,492	-
Write-off of exploration property (Note 5(d))	611,352	-	611,352	-
Future income tax recovery	(10,100)	-	(26,289)	-
Changes in non-cash working capital:
Amounts receivable and prepaids	(39,347)	(3,839)	(117,848)	(5,625)
Accounts payable and accrued liabilities	6,225	18,428	(203,032)	12,530
	(460,399)	(33,283)	(1,180,618)	(48,028)
Financing activities
Issue of securities	1,200	1,200,000	3,700	1,200,000
Share issue costs	-	(78,693)	-	(81,993)
	1,200	1,121,307	3,700	1,118,007
Investing activities
Expenditures on exploration properties	(432,232)	(15,093)	(1,013,826)	(17,193)
Option payment received (Note 5(a))	20,000	-	20,000	-
Additions to equipment	(551)	-	(3,678)	-
	(412,783)	(15,093)	(997,504)	(17,193)
Net change in cash and cash equivalents	(871,982)	1,072,931	(2,174,422)	1,052,786
Cash and cash equivalents, beginning of the period	9,834,942	83,639	11,137,382	103,784
Cash and cash equivalents, end of the period	$8,962,960	$1,156,570	$8,962,960	$1,156,570
Cash and cash equivalents consist of:
Cash	$288,531	$1,156,570	$288,531	$1,156,570
Cash equivalents	8,674,429	-	8,674,429	-
	$8,962,960	$1,156,570	$8,962,960	$1,156,570

Supplemental disclosure of cash flow information (Note 11)

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

1.      Nature of operations

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America, the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's mineral property interests are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title (See Note 13). Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

In addition, the Company is currently in discussions to negotiate a six month deferral of payments that were due in November 2010 with respect to the Rosario property (Note 5(f)). The outcome of this is uncertain. Discussions are ongoing.

As at October 31, 2010, the Company had cash and cash equivalents of $8,962,960 and working capital of $9,169,103. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

2.      Basis of presentation and accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of the unaudited interim consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended April 30, 2010, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

2.      Basis of presentation and accounting policies (continued)

Operating results for the periods ended October 31, 2010 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2011.

New Accounting Policy

Short-term investment

Short-term investment consists of common shares in a public company, recorded at fair value. Fair value of the investment is determined based on the bid price. In addition, short term investment is classified as available-for-sale.

Future Accounting Changes

a)	International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter fiscal 2012 filing, comparative financial statements in accordance with IFRS for the three months ended July 31, 2010. While the Company has begun assessing the impact of the adoption of IFRS on its financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non- controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

3.      Capital management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.     Capital management (continued)

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising capital stock, warrants, contributed surplus and deficit which at October 31, 2010 totaled $12,940,330 (April 30, 2010 - $14,384,923). The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its exploration activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and six months ended October 31, 2010. The Company is not subject to any capital requirements imposed by a lending institution.

4.      Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous period.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of October 31, 2010. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2010, the Company had a cash and cash equivalents balance of $8,962,960 (April 30, 2010 - $11,137,382) to settle current liabilities of $122,047 (April 30, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

4.      Financial risk factors (continued)

Market Risk

a)	Interest Rate Risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

b)	Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

c)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk.

The Company's short term investment in China Opportunity Inc. (“China Opportunity”) is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

The Company has designated its cash and cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Short term investment is classified as available-for-sale. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period:

(i) Cash equivalents are subject to floating interest rates. As at October 31, 2010, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the six months ended October 31, 2010 would have been approximately $43,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

4.      Financial risk factors (continued)

Sensitivity Analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at October 31, 2010, the Company held cash and accounts payable denominated in US dollars of US$35,058 (Cdn$35,766) and US$68,860 (Cdn$70,251), respectively. Sensitivity to a plus or minus 5% change in the foreign exchange rate would affect the reported net loss by approximately $5,000.

(iii) The Company's short term investment in the common shares of China Opportunity is subject to fair value fluctuations. As at October 31, 2010, if the bid price of the common shares of China Opportunity had decreased/increased by 10% with all other variables held constant, comprehensive loss for the six month period would have been approximately $8,000 higher/lower and reported shareholders' equity would have been approximately $8,000 lower/higher.

Fair Value

The Company's financial instruments that are carried at fair value, consisting of cash and cash equivalents and short term investment are classified as Level 1 within the fair value hierarchy under Section 3862.

5.      Interest in exploration properties and deferred exploration expenditure

Six Months Ended October 31, 2010
	McCart	Rosario
	Township	Properties
	(a)(c)	(b)(c)(d)(e)(f)	Total

Opening balance	$263,860	$3,576,600	$3,840,460
Acquisition	-	114,744	114,744
Exploration	5,300	893,782	899,082
Option payment received	(100,000)	-	(100,000)
Write-off of Soesmi property	-	(611,352)	(611,352)
Ending balance	$169,160	$3,973,774	$4,142,934

Year Ended April 30, 2010
	McCart	Rosario
	Township	Properties
	(a)(c)	(c)	Total

Opening balance	$165,932	$-	$165,932
Acquisition	19,500	3,047,933	3,067,433
Exploration	78,428	528,667	607,095
Ending balance	$263,860	$3,576,600	$3,840,460

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

5.      Interest in exploration properties and deferred exploration expenditures (continued)

(a) McCart Township

On August 24, 2010, Bridgeport granted to China Opportunity an option to acquire up to a 70% interest in the McCart Property. China Opportunity may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

China Opportunity may earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of China Opportunity in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. As of October 31, 2010, the bid price of China Opportunity was $0.20 resulting in no change in its estimated fair market value.

(b) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company will enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor Resources S.A. ("Rio Condor"). The closing of the option agreement is to take place following a due diligence period. Under the terms of the proposed agreement with the property owners, the Company will be required to pay US$1.5 million over four years in order to acquire a 100% interest in the Trillador property. This acquisition would be royalty free.

On August 27, 2010, the Trillador agreement was modified, whereby US$25,000 was required on signing (paid). This amendment allows Rio Condor a 120 business day grace period in which to pay an additional US$25,000 and execute the option agreement. As of October 31, 2010, the January 17, 2011 option payment of US$25,000 has been paid and the option agreement is in the process of being finalized. Cash payments in the aggregate of US$1.5 million will be due as follows:

	US$

Date of closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
12 months after closing	50,000
24 months after closing	60,000
36 months after closing	250,000
48 months after closing	1,090,000
	$1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

5.      Interest in exploration properties and deferred exploration expenditures (continued)

(c) On a quarterly basis, management of the Company reviews its interest in exploration properties and deferred exploration expenditures to determine if exploration costs are eligible for capitalization. No specific changes to interest in exploration properties and deferred exploration expenditures occurred from May 1, 2010 to October 31, 2010.

(d) Pursuant to a letter agreement dated December 3, 2009 relating to the Soesmi property, the Company paid $52,590 (US$50,000) during the six months ended October 31, 2010. During the second quarter of fiscal 2011, the Company has determined not to make the next option payment due in respect of the Soesmi property, and to allow its rights in respect of such property to lapse. As a result, the Company has written off all costs associated with this project.

(e) Pursuant to an agreement entered into on January 23, 2010, Rio Condor has the option of paying US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario property. This acquisition is royalty free.

A third party (the "Claimant") is disputing the rights of Rio Condor to access and conduct exploration activities on the Simonetta mining concessions, based on an existing lease agreement (the “Existing Lease”) that the owner of such concessions (the “Owner”) had previously entered into with a third party. The Existing Lease was not previously disclosed to Rio Condor. Management of the Corporation believes that this claim is without merit. In connection with this matter, Rio Condor and the Owner have agreed that Rio Condor has fully exercised its option to acquire a 100% interest in these concessions notwithstanding that Rio Condor has only made its first and second payments under the governing option agreement to date. See the table below for a list of all payments paid and payable in this regard. All remaining payments not yet made by Rio Condor will remain due and payable in accordance with the schedule set out in the table below in order for Rio Condor to maintain its ownership interest in the Simonetta mining concessions. In the event that Rio Condor fails to complete any such payments in accordance with such schedule, the ownership of the concessions would revert to the Owner, without any further liability to Rio Condor. The original option agreement was modified in this manner as the parties believe that, under Chilean civil law, Rio Condor may potentially have a stronger claim against the third party as an owner of the Simonetta mining concessions rather than as the holder of an option to acquire such property. Consequently, Rio Condor has initiated a law suit against the third party requesting the competent ordinary court of Copiapó (1st Ordinary Court) to declare the termination of the Existing Lease in accordance to the applicable Civil Law.

	US$

Date of signing the agreement	$30,000	(paid) (1)
July 23, 2010	10,000	(paid) (2)
January 23, 2011	65,000
April 15, 2012	150,000
April 15, 2013	245,000
April 15, 2014	500,000
	$1,000,000

(1) US$30,000 Canadian equivalent equals $30,782.
(2) US$10,000 Canadian equivalent equals $10,359.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

5.      Interest in exploration properties and deferred exploration expenditures (continued)

(f) Bridgeport has notified certain Rosario property owners that a six month deferral of property payments due in November 2010 would be required. There is no certainty that this extension will be provided to the Company. The property payments owed in November 2010 amounted to US$772,499. This amount includes management fees of US$22,500 and cash payments of US$749,999. Subsequent to October 31, 2010, the Company paid $20,404 (US$20,000) in management fees and $35,707 (US$35,000) in property payments pursuant to the agreement relating to the Tamara property.

(g) On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in 10 mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a net smelter return royalty of up to 3%. Subsequent to October 31, 2010, Bridgeport issued to Fronteer 4.5 million common shares in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked a further 175 claims adjacent to the most prospective properties and intends to continue with the land acquisition effort. See Note 14(b).

6.      Equipment

			Net Carrying	Net Carrying
			Amount	Amount
		Accumulated	October 31,	April 30,
	Cost	Amortization	2010	2010

Computer equipment	$9,065	$1,650	$7,415	$7,402
Software	318	79	239	-
Office equipment	656	57	599	328
Structures	15,580	1,777	13,803	13,410
Machinery and equipment	5,057	920	4,137	4,867
Total	$30,676	$4,483	$26,193	$26,007

7.      Capital stock

Authorized - Unlimited common shares

Issued

	Number of
	Common
	Shares	Amount

Balance, April 30, 2010	28,036,000	$11,798,967
Exercise of warrants	6,200	3,700
Fair value of warrants exercised	-	470
Balance, October 31, 2010	28,042,200	$11,803,137

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

8.      Stock options

(a) Stock option plan

The following table reflects the continuity of stock options for the period ended October 31, 2010:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)

Balance, April 30, 2010	2,400,000	1.21
Granted (9)	400,000	1.05
Balance, October 31, 2010	2,800,000	1.19

(1) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.7% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $21,677 and $43,353, respectively was expensed to stock-based compensation.

(2) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $25,835 and $51,671, respectively was expensed to stock-based compensation.

(3) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $37,808 and $75,616, respectively was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

8.      Stock options (continued)

(a) Stock option plan (continued)

(4) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $66,164 and $132,329, respectively was expensed to stock-based compensation.

(5) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 90%, risk-free rate of return 2.7% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $47,859 and $95,718, respectively was expensed to stock-based compensation.

(6) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 89%, risk-free rate of return 2.5% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $21,160 and $42,320, respectively was expensed to stock-based compensation.

(7) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 89%, risk-free rate of return 2.47% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $5,690 and $11,380, respectively was expensed to stock-based compensation.

(8) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 87%, risk-free rate of return 2.81% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $10,681 and $21,362, respectively was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

8.      Stock options (continued)

(a) Stock option plan (continued)

(9) On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 81%, risk-free rate of return 2.11% and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $105,565 was expensed to stock-based compensation.

The weighted average fair value of the total options granted in fiscal 2011 on the grant date was $0.68.

As at October 31, 2010, the Company had the following stock options outstanding and exercisable:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for
stock	stock	Exercise	number of stock	Expiry
options	options	price ($)	options	date

700,000	700,000	0.35	3.81	August 20, 2014
200,000	66,667	1.20	4.04	November 12, 2014
250,000	83,333	1.20	4.05	November 17, 2014
300,000	100,000	1.40	4.11	December 7, 2014
525,000	175,000	1.40	4.11	December 7, 2014
250,000	83,333	2.15	4.20	January 11, 2015
100,000	33,333	2.40	4.24	January 25, 2015
25,000	8,333	2.40	4.26	February 1, 2015
50,000	16,667	2.45	4.36	March 10, 2015
400,000	133,333	1.05	4.90	September 23, 2015
2,800,000	1,399,999	1.19	4.16

The weighted average exercise price of exercisable stock options as at October 31, 2010 is $0.91.

(b) Other stock-based compensation arrangements

During the period ended October 31, 2010, a significant shareholder of the Company, and a significant shareholder who is also a director and Chairman of the Company, granted an aggregate of 1,000,000 options to an officer of the Company to acquire certain of their holdings of common shares of the Company at an exercise price of $1.00 per share until September 29, 2015. These options vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 80%, risk-free rate of return 1.79%, and an expected maturity of 5 years. For the three and six months ended October 31, 2010, $70,875 was expensed to stock-based compensation with the credit recorded to contributed surplus as a form of capital contribution.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.      Warrants

The following table reflects the continuity of warrants for the period ended October 31, 2010:

		Grant date
	Number of	fair value
	Warrants	($)

Balance, April 30, 2010	19,690,200	3,679,500
Exercised	(6,200)	(470)
Balance, October 31, 2010	19,684,000	3,679,030

As at October 31, 2010, the Company had the following warrants outstanding:

			Grant date
Number of		Exercise	fair	Expiry
Warrants		Price ($)	Value ($)	Date

6,160,000		0.50	$327,891	October 7, 2014
420,000	(1)	0.20	37,800	April 7, 2011
12,590,000		1.50	3,225,959	December 1, 2012
514,000		1.00	87,380	December 1, 2010
19,684,000		1.15	$3,679,030

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one common share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.50 until October 7, 2014.

The weighted average remaining contractual life of outstanding warrants is 2.58 years.

10.      Related party transactions

The Company had the following related party transactions during the three and six months ended October 31, 2010 and 2009:

(a) During the three and six months ended October 31, 2010, the Company paid consulting fees of $nil (three and six months ended October 31, 2009 - $9,000 and $12,000, respectively) to a company that is beneficially controlled by the former Chief Executive Officer of Bridgeport. The former Chief Executive Officer of Bridgeport is the President and a director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

(b) For the three and six months ended October 31, 2010, the Company paid $12,000 and $25,600, respectively (three and six months ended October 31, 2009 - $8,000) to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at October 31, 2010, MSSI was owed $12,658 (April 30, 2010 - $12,226) and this amount was included in accounts payable and accrued liabilities.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

10.      Related party transactions (continued)

(c) For the three and six months ended October 31, 2010, the Company paid $3,081 and $5,316, respectively (three and six months ended October 31, 2009 - $nil) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to Bridgeport. Carmelo Marrelli, the Chief Financial Officer of the Company is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at October 31, 2010, DSA was owed $1,037 (April 30, 2010 - $919) and this amount was included in accounts payable and accrued liabilities.

(d) During the three and six months ended October 31, 2010, the Company paid management consulting fees of $18,750 and $37,500, respectively (three and six months ended October 31, 2009 -$nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in management fees in the consolidated statements of operations.

(e) During the three and six months ended October 31, 2010, the Company paid geological consulting fees of $15,000 and $30,000, respectively (three and six months ended October 31, 2009 - $nil) to a director of the Company. This cost is reflected in professional fees in the consolidated statements of operations. As at October 31, 2010, the director was owed $5,650 (April 30, 2010 - $nil) and this amount was included in accounts payable and accrued liabilities.

(f) During the three and six months ended October 31, 2010 and 2009, officers and directors of the Company were reimbursed for out of pocket expenses that occurred in the normal course of operations.

(g) See Note 8(b).

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

11.      Supplemental information

	Three Months Ended		Six Months Ended
		October 31,	October 31,
	2010	2009	2010	2009

Common shares issued pursuant to the McCart Township property agreement	$-	$-	$-	$19,500
China Opportunity common shares received pursuant to the Agreement (note 5(a))	80,000	-	80,000	-

As at October 31, 2010, cash and cash equivalents consisted of cash of $288,531 and cash equivalents of $8,674,429. Cash equivalents consist of high interest savings accounts and certificates of deposit at select Canadian financial institutions as at October 31, 2010.

As at October 31, 2009, cash and cash equivalents consisted entirely of cash.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

12.      Segmented information

October 31, 2010	Canada	Chile	Total

Cash and cash equivalents	$ 8,959,515	$ 3,445	$ 8,962,960
Amounts receivable and prepaids	119,755	128,435	248,190
Short term investment	80,000	-	80,000
	9,159,270	131,880	9,291,150
Interest in exploration property and deferred exploration expenditures	169,160	3,973,774	4,142,934
Equipment	4,915	21,278	26,193
	$ 9,333,345	$ 4,126,932	$ 13,460,277

April 30, 2010	Canada	Chile	Total

Cash and cash equivalents	$ 11,027,755	$ 109,627	$ 11,137,382
Amounts receivable and prepaids	96,681	33,661	130,342
	11,124,436	143,288	11,267,724
Interest in exploration property and deferred exploration expenditures	263,860	3,576,600	3,840,460
Equipment	5,156	20,851	26,007
	$ 11,393,452	$ 3,740,739	$ 15,134,191

13.      Contingencies

(a) The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(b) Note 5(e)

(c) Note 5(f)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended October 31, 2010
(Expressed in Canadian Dollars)
(Unaudited)

14.      Subsequent events

(a) On November 10, 2010, 10,800 warrants with an exercise price of $1.00 and expiry date of December 1, 2010 were exercised for cash proceeds of $10,800. On November 30, 2010, 143,600 warrants with an exercise price of $1.00 and expiry date of December 1, 2010 were exercised for cash proceeds of $143,600. In addition, on December 1, 2010, 208,000 warrants with an exercise price of $1.00 and expiry date of December 1, 2010 were exercised for cash proceeds of $208,000. As a result, 151,600 warrants with an exercise price of $1.00 and expiry date of December 1, 2010 expired unexercised.

(b) On November 16, 2010, Bridgeport acquired from Fronteer a 100% interest in 10 mineral properties and a 50% leasehold interest in one property, in Nevada, USA. Fronteer has retained a net smelter return royalty in the properties of up to 3%. Subsequent to October 31, 2010, Bridgeport issued to Fronteer 4.5 million common shares in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked a further 175 claims adjacent to the most prospective properties and intends to continue with the land acquisition effort.

(c) Subsequent to October 31, 2010, the Company paid $20,404 (US$20,000) in management fees and $35,707 (US$35,000) in property payments pursuant to the agreement relating to the Tamara property.

(d) On December 13, 2010, Bridgeport engaged a syndicate of agents for a marketed offering (the "Offering") of units ("Units") of the Corporation, each Unit at a price of $1.00 consisting of one common share of the Corporation and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). The Offering consists of 15 million Units at a price of $1.00 per Unit for aggregate gross proceeds of $15 million. Each Warrant will entitle the holder thereof to acquire one additional common share of the Corporation at an exercise price of $1.40 until the date that is two years following the closing of the Offering. The agents have an option, exercisable for a period of 30 days from the date of closing, to sell up to 2.25 million additional Units (or the underlying common shares or Warrants) at a price equal to the Offering price to cover overallotments and for market stabilization purposes.

A short form final prospectus with respect to the Offering has been filed by Bridgeport on December 13, 2010 by way of SEDAR with the securities regulatory authorities in each of the provinces of Canada except Quebec.

Closing of the Offering is expected to occur on or about December 20, 2010 and is subject to certain conditions, including, but not limited to, receipt of all necessary securities regulatory approvals (including the approval of the Toronto Stock Exchange).